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                              December 6, 2023

       Yingkai Xu
       Chief Executive Officer
       Mingteng International Corp Inc.
       Lvhua Village, Luoshe Town
       Huishan District, Wuxi
       Jiangsu Province, China 214189

                                                        Re: Mingteng
International Corp Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed November 22,
2023
                                                            File No. 333-270953

       Dear Yingkai Xu:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 15, 2023 letter.

       Amendment No. 3 to Form F-1 filed November 22, 2023

       Related Party Transactions, page 116

   1. We note your disclosure that "[s]et forth below are the related party transactions of our company that occurred
during the past three fiscal years up to the date of this prospectus,"
                                                        however, it appears
that you have only provided related party transaction disclosure for the years ended
December 31, 2020, 2021 and 2022 and the six months ended June 30,
                                                        2022 and 2023. Item
7.B. of Form 20-F requires that you include information since the beginning of the
company   s preceding three financial years up to the date of the
                                                        document. Please advise
or revise.
 Yingkai Xu
FirstName LastNameYingkai    Xu
Mingteng International Corp Inc.
Comapany6,
December  NameMingteng
             2023         International Corp Inc.
December
Page 2    6, 2023 Page 2
FirstName LastName
Exhibits

2.       Please have counsel revise Exhibit 5.1 to:
             remove assumption 2.11. It is not appropriate for counsel to assume that the company is not in bankruptcy; and
             revise Section 3 to recognize that the shares to be sold by the selling shareholder are already outstanding and fully paid.
General

3. We note your response to prior comment 1. We also note that you have not fully restored your disclosure to the existing disclosure as contained in the May 26, 2023 registration statement. Please restore your disclosure wherever applicable. Refer to our prior comment
         1 in our letter dated November 15, 2023.
       Please contact Kevin Stertzel at 202-551-3723 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing